October 21, 2024

Fernando Fernandez
Chief Financial Officer
UNILEVER PLC
100 Victoria Embankment
London, England

       Re: UNILEVER PLC
           Form 20-F for the Year Ended December 31, 2023
           Filed March 14, 2024
           File No. 001-04546
Dear Fernando Fernandez:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023
Review of the Year, page 6

1. We reference certain statements on pages 6 and 8 that begin with a discussion of underlying sales growth, underlying operating margin and underlying earnings per share without including the most directly comparable GAAP measure more prominently. In future filings, please review your presentations of all non-GAAP
       measures disclosed throughout your filing, and revise as needed to present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP as required by Item 10(e)(1)(i)(A)
       of Regulation S-K. You may also reference Question 102.10(a) of the Compliance and
       Disclosure Interpretations for Non-GAAP Financial Measures.
 October 21, 2024
Page 2
Our Performance, page 56

2.     In future filings, expand your definition of    non-underlying items
on page 61 to
       clarify why certain items are identified as    non-underlying    based
on their nature and
       frequency, and why management believes it provides useful information to investors.
       In this regard, your disclosure should discuss what it is about the nature and frequency of certain items that results in an item of income or expense to be
classified    non-
       underlying.
3. Revise future filings to also present your GAAP operating cash flow to net profit ratio, GAAP return on invested capital and GAAP return on assets, since the non-
       GAAP measure of these items are presented. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K, Question 102.10(a) of the Compliance and Disclosure Interpretations
       for Non-GAAP Financial Measures and footnote 27 to SEC Release No.
33-8176.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Kristin Lochhead at 202-551-3664
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services